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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6095 tel 212 450 6858 fax

June 21, 2021

Re:	GH Research PLC Registration Statement on Form F-1 Filed June 4, 2021 File No. 333-256796

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Jenn Do, Staff Accountant
Kevin Kuhar, Staff Accountant
Jeffrey Kauten. Attorney-Advisor
Mary Beth Breslin, Attorney-Advisor

Ladies and Gentlemen:

On behalf of our client, GH Research PLC (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated June 17, 2021 (the “Comment Letter”). On June 4, 2021, the Company filed a Registration Statement on Form F-1 (the “Registration Statement”) relating to a proposed initial public offering (“IPO”) of the Company’s ordinary shares via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission. The Company has revised the Registration Statement in response to the Staff’s comment and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, the comment from the Comment Letter is restated in italics prior to the response to the comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 1. We are also sending, under separate cover, a marked copy of Amendment No. 1 showing changes to the Registration Statement.

2	June 21, 2021

Registration Statement on Form F-1

Management’s Discussion and Analysis, page 109

1.
We note the revised disclosure presented in response to comment 9. For each period presented in your financial statements, please also revise to provide a breakdown of research and development expenses by the type or nature of expense.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 115 and 116 of Amendment No. 1 accordingly.

* * *

Please do not hesitate to contact Deanna L. Kirkpatrick at 212-450-4135 or deanna.kirkpatrick@davispolk.com or me at 212-450-4839 or yasin.keshvargar@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Yasin Keshvargar

Yasin Keshvargar

cc:	Theis Terwey, PD, Dr. Med., Chief Executive Officer, GH Research PLC